EXECUTION VERSION

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

February 2, 2015

among

ADVENT SOFTWARE, INC.,

SS&C TECHNOLOGIES HOLDINGS, INC.

and

ARBOR ACQUISITION COMPANY, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 2, 2015 among Advent Software, Inc., a Delaware corporation (the “Company”), SS&C Technologies Holdings, Inc., a Delaware corporation (“Parent”), and Arbor Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have approved and deemed it advisable that the respective stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent has required, as a condition and inducement to its willingness to enter into this Agreement, that (i) the Persons listed on Section 1.01 of the Parent Disclosure Schedule each simultaneously herewith enter into a voting agreement (the “Voting Agreement”) dated as of the date hereof, providing that each such Person shall vote in favor of and support the Merger and the other transactions contemplated hereby; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.                      Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Antitrust Laws” means the HSR Act and any other Applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, interpretation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Applicable Law to close.

“Broker-Dealer” means Second Street Securities, Inc.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Service Providers.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2014 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014.

“Company Balance Sheet Date” means September 30, 2014.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial, credit or securities markets or general economic or political conditions in the United States or elsewhere in the world to the extent that such changes do not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (B) changes generally affecting the industry in which the Company and its Subsidiaries operate to the extent such changes do not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (C) acts of war, sabotage or terrorism (or any escalation of the foregoing, and whether or not declared) or natural disasters to the extent that such changes do not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (D) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, in each case, to the extent that such changes do not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships with customers, suppliers, distributors, partners, employees, or Governmental Authorities (it being understood that this clause (E) shall not apply to any representation, warranty, covenant or agreement of the Company herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (F) any action taken by the Company or its Subsidiaries that is required by this Agreement or is taken with the prior written consent or at the written direction of Parent in accordance with this Agreement, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, or (G) any failure, in and of itself, by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, or any changes in the price or trading volume of the Company Stock (it being understood that this clause (G) shall not prevent a party from asserting that any underlying fact, change, event, occurrence or effect that may have contributed to such failure or change independently constitutes or contributes to a Company Material Adverse Effect), or (ii) the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

“Company SAR” means a stock appreciation right in respect of shares of Company Stock granted under the Equity Plan.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Stock Option” means an option to purchase shares of Company Stock granted under the Equity Plan.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013.

“Contract” or “contract” means any contract, agreement, or other legally binding obligation, commitment, arrangement, understanding, instrument, lease or license, in each case whether written or oral.

“Debt Financing Source” means each lender and each other Person (including each agent and arranger) that have committed to provide or otherwise entered into agreements in connection with the Financing contemplated by the Commitment Letters (or any alternative debt financing commitments contemplated by Section 8.02), including any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto, together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such lender, other Person or Affiliate or the heirs, executors, successors and assigns of any of the foregoing.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dividend Equivalent Rights” means a payment to holders of Company RSUs outstanding as of July 1, 2013 equal to $9.00 per share of Company Stock subject to such Company RSUs, payable in cash upon the vesting date of such Company RSUs, less applicable Tax withholding.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, individual consulting, severance, termination protection, change in control, transaction bonus or retention agreement, arrangement, program or policy, or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.  For the avoidance of doubt, a Collective Bargaining Agreement shall constitute an agreement for purposes of clauses (ii) and (iii).

“Environmental Law” means any Applicable Law relating to the environment, human health or safety (as such relates to pollutants, chemicals or any hazardous or toxic substances or waste) or any pollutant, contaminant, chemical or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (a) the Merger Consideration by (b) the average, rounded to the nearest one ten thousandth, of the closing-sale prices of Parent Common Stock on NASDAQ as reported by The Wall Street Journal for the ten full trading days ending on (and including) the trading day preceding the Closing Date, rounded to the nearest one ten thousandth.

“Equity Plan” means the Advent Software, Inc. 2002 Stock Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Executive Management Team” means each of David Peter F. Hess, Jr., James S. Cox, Todd J. Gottula, Christopher J. Momsen, Anthony E. Sperling, Katherine P. Calvert, Randall Cook, Carmel M. Galvin, Håkan Valberg, Charles D. Welling and Douglas M. Yokoyama.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, applicable self-regulatory organization, department, court, or agency, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means any and all intellectual property and similar proprietary rights throughout the world, including (i) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, (ii) trademarks and service marks, including rights associated with trade dress, logos, domain names, publicity, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all registrations and applications for registration of the foregoing and all goodwill associated therewith, (iii) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, (iv) rights in trade secrets and know-how, (v) rights in databases and data collections, and (vi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means any Employee Plan that is not a US Plan.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment (including laptops and mobile devices), and all associated documentation, owned by, or licensed or leased to, the Company or any of its Subsidiaries.

“Key Employee” means an employee of the Company or any of its Subsidiaries whose annual base compensation is $225,000 or more.

“knowledge” of (i) the Company means the actual knowledge of the individuals named in Section 1.01(a) of the Company Disclosure Schedule, and (ii) any other Person that is not an individual means the actual knowledge of such Person’s officers after reasonable inquiry.

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights and Software owned by a third party and licensed or sublicensed to either the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, right of first offer, right of first refusal or other similar encumbrance  in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Marketing Period” means the first period of twenty consecutive Business Days throughout which (x) Parent shall have all of the Required Information and during which period such information shall remain compliant at all times with the applicable provisions of Regulation S-X and Regulation S-K under the 1933 Act, (y) the conditions set forth in Section 9.01 shall have been satisfied and (z) nothing has occurred and no condition exists that would cause any of the conditions in Section 9.02 to fail to be satisfied, assuming that the Closing Date were to be scheduled on the last day of such twenty (20) consecutive Business Day period; provided that the Marketing Period will not be deemed to have commenced if, prior to the completion of the Marketing Period, the financial statements included in the Required Information that is available to Parent on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until the receipt by Parent of updated

Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period; provided, further, that (x) each of July 2, 2015, November 25, 2015 and November 27, 2015 shall not be included in determining such twenty (20) consecutive business day period, (y) if such twenty (20) consecutive business day period has not ended prior to August 21, 2015, then it will commence no earlier than September 8, 2015 and (z) such twenty (20) consecutive business day period shall commence no later than December 2, 2015; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the forgoing financial statements for the applicable periods by PricewaterhouseCoopers LLP or another independent public accounting firm of nationally recognized standing; and provided, further, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Financing are obtained.

 “NASDAQ” means the NASDAQ Stock Market LLC.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Open Source Software” means any and all Software that is distributed as free software, open source software or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Eclipse Public License; (vii) the BSD License; and/or (viii) the Apache License.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights and Software owned or purported to be owned by either the Company or any of its Subsidiaries.

“Parent Common Stock” means the common stock, $0.01 par value, of Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means a material adverse effect on Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement.

“Performance RSU” means any Company RSU with performance-based vesting conditions that remains outstanding as of immediately prior to the Effective Time.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes not yet due and payable or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Company Balance Sheet; (iii) non-exclusive licenses and similar rights and authorizations with respect to Intellectual Property Rights, Software and technology granted in the ordinary course; and (iv) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other similar liens or encumbrances arising or incurred in the ordinary course of business consistent with past practice that do not materially impair the value or the present or intended use and operation of the asset to which such lien or encumbrances relates.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Software” means computer software, including source code, object code, firmware, operating systems and specifications.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding customary commercial agreements entered into in the ordinary course of business and the principal purpose of which is not the sharing of Taxes, and any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

“Third Party” means any Person or group, including in each case as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“US Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	Section 6.03(b)(i)
Adjusted RSU	Section 2.05(e)
Adjusted SAR	Section 2.05(d)
Adjusted Stock Option	Section 2.05(b)
Adverse Recommendation Change	Section 6.03(a)
Agreement	Preamble
Anti-Corruption Laws	Section 4.12(c)
Capitalization Date	Section 4.05(a)
Certificates	Section 2.03(a)
Closing	Section 2.01(b)
Commitment Letters	Section 5.07
Company	Preamble
Company Board Recommendation	Section 4.02(b)
Company Filings	Article 4
Company Owned Software	Section 4.15(b)(viii)
Company Permits	Section 4.12(b)
Company Proxy Statement	Section 4.09
Company RSU	Section 2.05(e)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(b)
Company Source Code	Section 4.15(b)(xii)
Company Stockholder Approval	Section 4.02(a)

Term	Section
Company Stockholder Meeting	Section 6.02(a)
Company Subsidiary Securities	Section 4.06(b)
Confidentiality Agreement	Section 6.03(b)(i)
Covered Employee	Section 7.04(a)
D&O Insurance	Section 7.03(c)
Effective Time	Section 2.01(c)
e-mail	Section 11.01
End Date	Section 10.01(b)(i)
Enforceability Limitations	Section 4.02(a)
ESPP	Section 7.04(e)
Expense Reimbursement Amount	Section 11.04(c)
Financing	Section 5.07
Foreign Antitrust Jurisdictions	Section 4.03
Indemnified Person	Section 7.03(a)
Intervening Event	Section 6.03(b)(ii)
Lease	Section 4.14(b)
Material Contract	Section 4.19(b)
Merger	Section 2.01(a)
Merger Consideration	Section 2.02(a)
Merger Subsidiary	Preamble
Parent	Preamble
Parent Plan	Section 7.04
Paying Agent	Section 2.03(a)
Payment Fund	Section 2.03(a)
Release	Section 4.18(a)
Representatives	Section 6.03(a)
Required Information	Section 8.02(d)
Superior Proposal	Section 6.03(e)
Surviving Corporation	Section 2.01(a)
Taxing Authority	Section 1.01(a)
Termination Fee	Section 11.04(b)(i)
Uncertificated Shares	Section 2.03(a)
Unvested Option	Section 2.05(d)
Unvested RSU	Section 2.05(f)
Unvested SAR	Section 2.05(d)
Vested Option	Section 2.05(a)
Vested RSU	Section 2.05(e)
Vested SAR	Section 2.05(c)
Voting Agreement	Preamble

Section 1.02.                      Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules, regulations or interpretations promulgated thereunder.  References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2
The Merger

Section 2.01.                      The Merger.  (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)      Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place (i) in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or, to the extent permissible, waiver of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), the Closing shall occur on the date following the satisfaction or, to the extent permissible, waiver of such conditions that is the earliest to occur of (A) a date during the Marketing Period to be specified by Parent and (B) the final day of the Marketing Period, or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c)      At the Closing, the Company and Merger
 Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d)      From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02.                      Conversion of Shares.  At the Effective Time:

(a)      Except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $44.25 in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration, without interest.

(b)      Each share of Company Stock held by the Company as treasury stock (other than shares in a trust or managed account under an Employee Plan of the Company) or owned by Parent or any Subsidiary of the Company or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)      Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03.                      Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”).  Parent shall make available to the Paying Agent, as needed, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (any funds deposited with the Paying Agent, the “Payment Fund”).  Promptly after the Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange.

(b)      Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)      If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)      After the Effective Time, there shall be no further registration of transfers of shares of Company Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)      Any portion of the Merger Consideration made available to the Paying Agent pursuant to this Section 2.03 that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon.  Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or, if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)      Any portion of the Merger Consideration made available to the Paying Agent pursuant to this Section 2.03 to pay for shares of Company Stock for which appraisal rights have been perfected shall be returned to Parent, upon demand.

(g)      The Paying Agent shall invest any cash in the Payment Fund as directed by Parent.  Any interest and other income resulting from such investments shall be paid to Parent.  In the event the Payment Fund shall be insufficient to make the payments contemplated by this Agreement, Parent shall, or shall cause Merger Subsidiary to, promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment.

Section 2.04.                      Dissenting Shares.  Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal.  If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to direct all negotiations and proceedings with respect to all such demands.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05.                      Equity Awards.  (a) At the Effective Time, each vested Company Stock Option (including those Company Stock Options listed on Section 2.05(a) of the Company Disclosure Schedule that vest as of the Effective Time) that is outstanding and unexercised immediately prior to the Effective Time (a “Vested Option”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Vested Option, by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of the Vested Option (with the aggregate payment rounded down to the nearest cent), less applicable Tax withholding.

(b)      At the Effective Time, each unvested Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time (an “Unvested Option”), shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right to acquire shares of Company Stock and shall be converted automatically into an option to purchase the number of shares of Parent Common Stock (each, an “Adjusted Stock Option”) equal to the product obtained by multiplying (x) the total number of shares of Company Stock subject to such Unvested Option immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares.  Each Adjusted Stock Option shall have an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (i) the per share exercise price for the shares of Company Stock subject to such Unvested Option divided by (ii) the Equity Award Exchange Ratio.  Each Adjusted Stock Option shall otherwise be subject to the same terms and conditions applicable to the converted Unvested Option under the Equity Plan and the agreements evidencing grants thereunder, including as to vesting.

Notwithstanding anything to the contrary in the foregoing, in all cases, the exercise price of, and the number of shares subject to, each Adjusted Stock Option shall be determined as necessary to comply with Section 409A of the Code, and for any Unvested Option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422 through 424 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(c)      At the Effective Time, each vested Company SAR (including those Company SARs listed on Section 2.05(c) of the Company Disclosure Schedule that vest as of the Effective Time) that is outstanding and unexercised immediately prior to the Effective Time (a “Vested SAR”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Vested SAR, by (y) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of the Vested SAR (with the aggregate payment rounded down to the nearest cent), less applicable Tax withholding.

(d)      At the Effective Time, each unvested Company SAR (an “Unvested SAR”) that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right to receive shares of Company Stock or cash and shall be converted automatically into a stock appreciation right in respect of shares of Parent Common Stock (each, an “Adjusted SAR”) equal to the product obtained by multiplying (x) the total number of shares of Company Stock subject to such Unvested SAR immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares.  Each Adjusted SAR shall have an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (i) the per share exercise price for the shares of Company Stock subject to such Unvested SAR divided by (ii) the Equity Award Exchange Ratio.  Each Adjusted SAR shall otherwise be subject to the same terms and conditions applicable to the converted Unvested SAR under the Equity Plan and the agreements evidencing grants thereunder, including as to vesting.  Notwithstanding anything to the contrary in the foregoing, in all cases, the exercise price of, and the number of shares subject to, each Adjusted SAR shall be determined as necessary to comply with Section 409A of the Code.

(e)      At the Effective Time, each restricted stock unit in respect of shares of Company Stock granted under the Equity Plan (a “Company RSU”) that (i) is listed on Section 2.05(e) of the Company Disclosure Schedule, (ii) is outstanding immediately prior to the Effective Time and (iii) will vest as of the Effective Time (a “Vested RSU”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Vested RSU, by (y) the amount of the Merger Consideration, less applicable Tax withholding.  Any Dividend Equivalent Rights applicable to any such Vested RSU shall vest and be paid to the holder of such Vested RSU in accordance with its terms.  With respect to each award of Performance RSUs listed on Section 2.05(e) of the Company Disclosure Schedule, a number of shares of Company Stock subject to such award will become vested immediately prior to the Effective Time based on the applicable level of performance as determined by the Compensation Committee of the Company’s Board of Directors pursuant to the terms of the Equity Plan and the applicable Performance RSU award agreement in the form previously provided to Parent, and such number of shares of Company Stock shall be settled by the Company in cash pursuant to the terms of the Equity Plan and the applicable Performance RSU award agreement.  The remaining unvested shares of Company Stock subject to such Performance RSU award will convert in accordance with Section 2.05(f) and such shares will thereafter vest monthly based on continued service over the portion of the performance period after the Effective Time, as determined under and subject to the terms of the Equity Plan and the applicable Performance RSU award agreement.

(f)      At the Effective Time, each unvested Company RSU (an “Unvested RSU”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right with respect to shares of Company Stock and shall be converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (x) the total number of shares of Company Stock subject to the Company RSU immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares.  Each Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the converted Company RSU under the Equity Plan and the agreements evidencing grants thereunder, including as to vesting and, if applicable, the right of the holder thereof to receive Dividend Equivalent Rights (which such Dividend Equivalent Rights will be allocated on a pro rata basis to the applicable shares of Parent Common Stock, rounded down to the nearest cent).

(g)      Any payment to which a current or former employee of the Company or any Subsidiary of the Company becomes entitled pursuant to Section 2.05(a), Section 2.05(c) or Section 2.05(e) shall be made through the Surviving Corporation’s payroll as promptly as practicable following the Effective Time.  Parent shall make available to the Paying Agent the amounts to be paid under Section 2.05(a), Section 2.05(c) or Section 2.05(e) to holders of Vested Options, Vested SARs or Vested RSUs who are not current or former employees of the Company or any Company Subsidiary.  At or prior to the Effective Time, the Company, the Company’s Board of Directors and its compensation committee, as applicable, shall adopt any resolutions and take all actions that are reasonably necessary to effectuate the provisions of this Section 2.05 and Parent, the Parent’s Board of Directors and its compensation committee, as applicable, shall take such actions as are reasonably necessary for the assumption by Parent of the Adjusted Stock Options, Adjusted SARs and Adjusted RSUs.

Section 2.06.                      Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange of shares or any similar transaction, or any stock dividend thereon with a record date during such period (but, in each case, expressly excluding (i) any change resulting from the grant of any Company Stock Options, Company SARS or Company RSUs expressly permitted by this Agreement, and (ii) any change that results from any exercise or settlement of Company Stock Options, Company SARs or Company RSUs outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements), the Merger Consideration payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration payable pursuant to this Agreement.

Section 2.07.                      Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law.  If the Paying Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08.                      Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3
The Surviving Corporation

Section 3.01.                      Certificate of Incorporation.  The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02.                      Bylaws.  The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law, subject to Section 7.03.

Section 3.03.                      Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
Representations and Warranties of the Company

Subject to Section 11.05, except (x) as disclosed in (i) the Company 10-K, (ii) the Company’s quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014, (iii) each of the Company’s current reports on Form 8-K filed with or furnished to the SEC since December 31, 2013 and prior to the date hereof or (iv) the Company’s proxy statement relating to its 2014 annual meeting of stockholders, in each case, without giving effect to any amendment thereto filed on or after the date hereof (the documents referred to in the foregoing clauses (i) through (iv), collectively, the “Company Filings”), or (y) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01.                      Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02.                      Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company.  The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).  This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Limitations”)).

(b)      At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03(a), to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03.                      Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of the Antitrust Laws applicable to the Merger as set forth on Section 4.03 of the Company Disclosure Schedule (the “Foreign Antitrust Jurisdictions”), (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws, (iv) filing an application with FINRA with respect to the indirect change of ownership of Broker-Dealer and (v) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.                      Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Material Contract or, to the knowledge of the Company, any other Contract binding upon the Company or any of its Subsidiaries or any Company Permit or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.                      Capitalization.  (a) The authorized capital stock of the Company consists of (i) 120,000,000 shares of Company Stock and (ii) 2,000,000 shares of preferred stock, par value $0.01, of the Company.  As of January 29, 2015 (the “Capitalization Date”), there were outstanding (i) 52,325,262 shares of Company Stock, (ii) zero shares of preferred stock of the Company, (iii) Company Stock Options to purchase an aggregate of 892,258 shares of Company Stock (of which Company Stock

Options to purchase an aggregate of 424,498 shares of Company Stock were exercisable), (iv) Company SARs relating to an aggregate of 3,695,634 shares of Company Stock (of which Company SARs relating to an aggregate of 2,066,817 shares of Company Stock were exercisable), (v) Company RSUs relating to an aggregate of 1,136,757 shares of Company Stock (all of which were unvested, and of which Company RSUs relating to an aggregate of 663,819 shares of Company Stock were subject to Dividend Equivalent Rights) and (vi) Performance RSUs relating to an aggregate of 344,584 shares of Company Stock based on maximum achievement of performance goals.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  Section 4.05 of the Company Disclosure Schedule contains a true and complete list, as of the Capitalization Date, of all outstanding Company Stock Options, Company SARs and Company RSUs, including with respect to each such award, as applicable, the holder, date of grant, exercise price, vesting schedule, expiration date, number of shares of Company Stock subject thereto and, where applicable, Dividend Equivalent Rights.  Prior to the anticipated Closing Date as communicated by Parent to the Company, the Company shall provide Parent with a revised version of such list, updated as of a date not more than five Business Days prior to such anticipated Closing Date.

(b)      There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth in this Section 4.05 and for changes since Capitalization Date resulting from (x) the grant of any Company Stock Options, Company SARS or Company RSUs expressly permitted by this Agreement, or (y) the exercise of Company Stock Options and the settlement of Company SARs and Company RSUs outstanding on such date or granted after the date of this Agreement in compliance with this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  Other than the Voting Agreement, neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c)      None of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06.                      Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Subsidiaries of the Company and their respective jurisdictions of organization are identified in Section 4.06(a) of the Company Disclosure Schedule.

(b)      All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07.                      SEC Filings and the Sarbanes-Oxley Act.  (a) The Company has filed with or furnished to the SEC, and made available to Parent to the extent not publicly available on the SEC’s EDGAR filing system, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2012 (collectively, as have been supplemented, modified or amended since the time of filing, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)      As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)      As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)      Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)      The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.  Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)      Since January 1, 2012, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.  The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2012.

(g)      There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.  The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)      Since January 1, 2012, the Company has, to its knowledge, complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(i)      Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ, and the statements contained in any such certifications are complete and correct.

(j)      There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents.

(k)      Since January 1, 2012, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 4.08.                      Financial Statements.  (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

(b)      The earnings release of the Company included in Section 4.08 of the Company Disclosure Schedule fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries, and the consolidated results of their operations, their consolidated cash flows and changes in stockholders’ equity for the period then ended (subject to any adjustments described therein).  Such earnings release was prepared in good faith based upon assumptions that are reasonable as of the date hereof.

Section 4.09.                      Disclosure Documents.  The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Company Proxy Statement”) and any amendment or supplement thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act.  At the time the Company Proxy Statement and any amendments or supplements thereto are first mailed to the stockholders of the Company and at the time such stockholders vote on approval and adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Company Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.                      Absence of Certain Changes.  (a) Since December 31, 2013 until the date hereof, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)      From the Company Balance Sheet Date until the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01 (other than subsection (j) (Material Contracts)).

Section 4.11.                      No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date, (iii) liabilities and other obligations under executory Contracts to which the Company or any of its Subsidiaries is a party (other than any liability or other obligation arising from a breach of such Contract by the Company or any of its Subsidiaries), (iv) contractual liabilities incurred in connection with the transactions contemplated by this Agreement and (v) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12.                      Compliance with Laws and Court Orders.  (a) The Company and each of its Subsidiaries is and since January 1, 2011 has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a

Company Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all governmental licenses, franchises, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries (the “Company Permits”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms of the Company Permits, and since January 1, 2011, there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit.  Since January 1, 2011, no event has occurred that (i) gives to any Person any right of revocation, cancellation, non-renewal or adverse modification (with or without notice or lapse of time or both) of any Company Permit or (ii) to the knowledge of the Company, would otherwise reasonably be expected to result in the termination, cancellation, revocation, adverse modification or non-renewal of any Company Permit, which in the case of clause (i) and (ii), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Merger, in and of itself, will not cause the revocation, cancellation, non-renewal, adverse modification or termination of any such Company Permit.

(c)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2010, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees, or, to the Company’s knowledge, any agent or representative of the Company or any of its Subsidiaries, has, in the course of his, her or its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated any provision of any of the U.S. Foreign Corrupt Practices Act of 1977 or any similar Applicable Law of any other jurisdiction (collectively, the “Anti-Corruption Laws”); or (iv) directly or indirectly made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2011, neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 4.12(c).

(d)      Broker-Dealer is, and since January 1, 2010 has been, duly registered as a broker-dealer with the SEC, admitted to membership in FINRA, and duly registered, licensed or qualified as a broker-dealer in each jurisdiction where the conduct of Broker-Dealer’s business requires such registration, licensing or qualification.  Broker-Dealer is, and since January 1, 2010 has been, in compliance with the applicable provisions of the 1934 Act and the SEC rules thereunder, applicable rules and regulations of FINRA, and the state securities laws governing the operations of broker-dealers in each state in which it operates.

Section 4.13.                      Litigation.  There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14.                      Properties.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in or valid rights under Contract to use, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b)      Neither the Company nor any of its Subsidiaries owns any real property.  Section 4.14(b) of the Company Disclosure Schedule sets forth, as of the date hereof, each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each, a “Lease”), to the extent such real property is material to the Company.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 4.15.                      Intellectual Property Rights.  (a) Section 4.15(a) of the Company Disclosure Schedule contains a true and complete list of all registrations or applications for registration included in the Owned Intellectual Property Rights.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on the Company:

(i)      To the knowledge of the Company, the Company and each of its Subsidiaries own, license or have a valid and enforceable right to use all Intellectual Property Rights and Software necessary to the conduct of the business of the Company and its Subsidiaries as currently conducted.  None of the Owned Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all such Owned Intellectual Property Rights are valid and enforceable;

(ii)      The Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all of their right, title and interest in and to all Owned Intellectual Property Rights and Licensed Intellectual Property Rights, free and clear of any Liens (other than Permitted Liens);

(iii)                 To the knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person;

(iv)                 To the knowledge of the Company, no Person is currently challenging, infringing, misappropriating or otherwise violating, and there are no unresolved challenges, infringements, misappropriations or other violations in the three year period immediately preceding the Effective Time of, any Owned Intellectual Property Rights or Licensed Intellectual Property Rights;

(v)      There is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights, (B) alleging that the use of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or any services provided or processes used by the Company or any of its Subsidiaries does or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party, or (C) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person;

(vi)                 The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights or, to the knowledge of the Company, impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property Right of the Company or any of its Subsidiaries.  There exist no material restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property Rights;

(vii)                 (A) The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all

Intellectual Property Rights of the Company or any of its Subsidiaries that are material to the business or operation of the Company or any of its Subsidiaries and the value of which to the Company or its Subsidiaries is contingent upon maintaining the confidentiality thereof and (B) no such Intellectual Property Rights have been disclosed other than to employees, representatives and agents of the Company and its Subsidiaries all of whom are bound by written confidentiality agreements which reasonably protect the interests of the Company and its Subsidiaries in and to such Intellectual Property Rights;

(viii)                 To the Company’s knowledge, there are no material defects in any of the Software owned or purported to be owned by the Company or any of its Subsidiaries and currently offered or provided to the Company’s customers (the “Company Owned Software”) that would prevent such Company Owned Software from performing in accordance with its user specifications, except for such non-conformities for which an adequate reserve has been made on the Company Balance Sheet. The Company has taken reasonable steps in accordance with normal industry practice to prevent the inclusion of viruses, worms, Trojan horses or similar programs in any of the Company Owned Software;

(ix)                 (A) Section 4.15(b)(ix)(A) of the Company Disclosure Schedule sets forth a true and complete list of any and all Open Source Software that forms part of, has been used in connection with the development of, is incorporated into or is required to use, or has been distributed with, in whole or in part, any Company Owned Software specifying (x) the applicable Open Source Software, (y) the license governing the use of the Open Source Software and (z) the particular Company Owned Software in or with which the Open Source Software is used, (B) the Company and each of its Subsidiaries has complied at all times with the terms of all licenses governing the use or distribution of the Open Source Software; (C) no use of or activities with respect to the Open Source Software by the Company or any of its Subsidiaries, or its contractors, customers, licensees or end users (x) requires the licensing, disclosure or distribution of any Company Owned Software to any other Person, or (y) prohibits or limits the (i) receipt of consideration in connection with licensing or otherwise distributing any product produced or sold by the Company or any of its Subsidiaries in connection with the business, or (ii) imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse-engineer any Company Owned Software; and (D) none of the Company or any of its Subsidiaries has received any request from any Person to license, disclose or distribute the source code for any Company Owned Software pursuant to a license governing Open Source Software;

(x)      The IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and, to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets.  The Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (A) (data backup, (B) disaster avoidance and recovery procedures, (C) business continuity procedures, and (D) encryption and other security protocol technology; and

(xi)                 The Company and its Subsidiaries have at all times complied during the three year period immediately preceding the Effective Time (except for instances of non-compliance which have been fully and finally resolved) with all Applicable Law relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of their operations, and no claims have been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person during the three year period immediately preceding the Effective Time alleging a violation of such Person’s privacy, personal or confidentiality rights under any such Applicable Law.

(xii)                 Section 4.15(b)(xii) of the Company Disclosure Schedule lists any third party to which the Company or any of its Subsidiaries has granted a contingent right to receive any source code containing or embodying any Company Owned Software (“Company Source Code”) pursuant to an escrow arrangement or otherwise.  The Company has not provided or leased any material portion of the Company Source Code to any third party, and none of the third parties to whom the Company has granted a contingent right to receive any Company Source Code will be entitled to receive such Company Source Code as a result of any condition other than conditions substantially similar to those included in the Contracts listed in the schedules attached hereto, and in no event will any such third party have a right to receive such Company Source Code solely as a result of the consummation of the transactions contemplated hereby.

Section 4.16.                      Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)      The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)      (i) The U.S., federal and state income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2005 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired, and (ii) neither the Company nor any of its Subsidiaries has granted an extension or waiver of the limitation period for the assessment or collection of any U.S., federal, state or foreign income or franchise Tax that remains in effect.

(d)      There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any income Tax or other material Tax.

(e)      Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax Sharing Agreement (other than such an agreement or arrangement between or among the Company and its Subsidiaries exclusively).

(f)      Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(g)      Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h)      During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(i)      There are no material Liens for Taxes (other than statutory liens for taxes not yet due and payable or being contested in good faith, for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(j)      No claim has been made by any Taxing Authority in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(k)      The Company and each of its Subsidiaries has properly withheld, and paid over to the appropriate Taxing Authority, all material Taxes that it was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, stockholder, vendor or other Person.

(l)      The Company has made available to Parent all transfer pricing studies or reports prepared since December 31, 2010 with respect to the Company and its Subsidiaries and the Company’s intercompany agreements are consistent with such transfer pricing studies and reports.

(m)      Section 4.16(m) of the Company Disclosure Schedule contains a correct and complete list of all non-U.S. Subsidiaries of the Company that are disregarded entities for U.S. federal income tax purposes. With respect to each such non-U.S. Subsidiary, a valid entity classification election to treat such Subsidiary as a disregarded entity has been made as of the date of its formation.

Section 4.17.                      Employees and Employee Benefit Plans.  (a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Employee Plan (excluding individual employment agreements or offer letters, in a form previously provided to Parent, for Service Providers who are not Key Employees entered into in the ordinary course of business consistent with past practice and that may be terminated at any time without liability to the Company or its Subsidiaries (other than the provision of notice of termination to the extent required by Applicable Law)), and specifies whether such plan is a US Plan or an International Plan. For each such Employee Plan (excluding the individual employment agreements or offer letters described in the preceding sentence), the Company has provided to Parent (i) a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable, (ii) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (iii) the current summary plan description and current summaries of material modifications, (iv) the most recent favorable determination or opinion letter from the IRS, (v) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (vi) the most recently prepared actuarial report and financial statements and (vii) if such plan is an International Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (vi).

(b)      The Company has provided to Parent a schedule that sets forth, for each employee of the Company or any of its Subsidiaries, his or her name, title, annual base salary, most recent annual bonus received, current annual bonus opportunity, hire date, location, whether full- or part-time, and whether active or on leave.  Prior to the anticipated Closing Date as communicated by Parent to the Company, the Company will provide Parent with a revised version of the schedule described in the immediately preceding sentence, updated as of a date not more than ten days prior to such anticipated Closing Date.  As of the date hereof, no Key Employee has indicated to the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(c)      With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability under ERISA or the Code. Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any plan that is (i) subject to Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d)      Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been maintained, in form and operation, in material compliance with all applicable requirements of Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

(e)      Each Employee Plan that is intended to be qualified under Section 401(a) of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS, and no circumstances exist that would reasonably be expected to result in any such determination letter being revoked or not being reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation.  Each trust created under any such Employee Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.  Each Employee Plan has been maintained in compliance with its terms and with the requirements of Applicable Law, including ERISA and the Code, except for failures to comply or violations that have not had and would not reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company or any Subsidiary of any excise taxes under ERISA or the Code.

(f)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.

(g)      Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or otherwise or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after Closing, Parent, to merge, amend or terminate any Employee Plan.  There is no contract, plan or arrangement (written or otherwise) covering any current or former Service Provider that, individually or collectively, could give rise to the payment of any amount that would not be deductible due to the application of Section 280G or 162(m) of the Code.

(h)      Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985 (or COBRA)).

(i)      There is no action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Company’s knowledge, threatened against or involving any Employee Plan before any arbitrator or any Governmental Authority, including the IRS or the Department of Labor that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries are, and have been since January 1, 2012, in compliance with all Applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j)      Each International Plan (i) has been maintained in compliance with its terms and Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) if intended to qualify for special tax treatment, meets in all material respects all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(k)      Neither the Company nor any of its Subsidiaries is or has been party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement.  There has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider.  There are no, and since January 1, 2012 there have not been any, labor strikes, slowdowns, stoppages, picketings, interruptions of work or lockouts pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.  There are no material unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Service Providers.  The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(l)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and has been since January 1, 2011, in compliance with WARN and has no liabilities or other obligations thereunder.

Section 4.18.                      Environmental Matters.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) since January 1, 2011, no notice, demand, request for information, citation, summons or complaint has been received, no order is outstanding or otherwise in effect, no penalty has been assessed and no action, suit, investigation or proceeding is pending or, to the knowledge of the Company, threatened in writing with respect to the Company or any of its Subsidiaries (or any of their respective predecessors) that relates to or arises out of any Environmental Law or Hazardous Substance; (ii) the Company and its Subsidiaries (and their respective predecessors) are and, since January 1, 2011, have been in compliance with all Environmental Laws, which compliance includes obtaining and maintaining all Company Permits required by Environmental Law; and (iii) no Hazardous Substance has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released (each, a “Release”) at, on, under, to or from (x) any property or facility currently owned, leased or operated by the Company or any of its Subsidiaries (or any of their respective predecessors), (y) any property previously owned, leased, or operated by the Company or any of its Subsidiaries (or any of their respective predecessors), to the extent such Release occurred during the time of the Company or any of its Subsidiaries’ (or any of their respective predecessors’) ownership, lease or operation or (z) any property or facility to which any Hazardous Substance of the Company or any of its Subsidiaries has been transported for disposal or treatment by or on behalf of the Company or any of its Subsidiaries (or any of their respective predecessors), in the case of clauses (x), (y) and (z), which would reasonably be expected to require investigation, remediation or other response action under Environmental Law by the Company or any of its Subsidiaries.

(b)      Neither the Company nor any of its Subsidiaries own, lease or operate any properties in New Jersey or Connecticut.

Section 4.19.                      Material Contracts.  (a) Except as set forth on Section 4.19 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts as of the date hereof:

(i)                   any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                  any partnership, joint venture, strategic alliance, collaboration, co-promotion, or other similar Contract, including any Contract for the development of Company Owned Software for the benefit of the Company or any of its Subsidiaries by any party other than the Company or its Subsidiaries;

(iii)                 any Contract that limits the freedom of the Company or any of its Affiliates to compete in any line of business or geographic region, or with any

Person, or otherwise restricts the research, development, manufacture, marketing, distribution or sale of any product or service by the Company or any of its Affiliates, excluding exclusive distribution agreements entered into in the ordinary course of business;

(iv)                 any Contract that contains exclusivity or “most favored nation” provisions, or grants any right of first refusal or right of first offer to any Person, in each case which is material to the operations of the Company and its Subsidiaries taken as a whole, and excluding distribution agreements entered into in the ordinary course of business;

(v)      any Contract that requires the Company or any of its Subsidiaries to purchase or sell goods relating to any product or product candidate exclusively, in each case from or to any Person, which cannot be terminated by the Company or the applicable Subsidiary on less than 90 days’ notice without material payment or penalty;

(vi)                 any employment Contract (including agreements that contain non-competition, non-solicitation or confidentiality covenants) applicable to any Key Employee, other than confidentiality or intellectual property assignment agreements entered into on the Company’s standard forms as previously provided to Parent;

(vii)                 any Contract relating to indebtedness for borrowed money with a principal amount of over $500,000 or any financial guarantee (whether incurred, assumed, guaranteed or secured by any asset) with a potential obligation of over $500,000, other than Contracts solely among the Company and its wholly owned Subsidiaries or Contracts whereby the Company has guaranteed an obligation of one of its wholly owned Subsidiaries;

(viii)                 any Contract relating to any loan or other extension of credit made by the Company or any of its Subsidiaries with a principal amount of over $500,000, other than (A) Contracts solely among the Company and its wholly owned Subsidiaries and (B) accounts receivable in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(ix)                 any Contract pursuant to which the Company or any of its Subsidiaries grants or is granted any material license, right or immunity (including any covenant not to sue) with respect to any Intellectual Property Rights or Software to or by any third party (other than (A) licenses granted to the Company or any of its Subsidiaries for commercial off-the-shelf software generally available on nondiscriminatory pricing terms, (B) licenses of Open Source Software, (C) non-disclosure agreements, or (D) evaluation licenses);

(x)                  any Contract relating to any swap, forward, futures, warrant, option or other derivative transaction;

(xi)                 any Contract with any of the 20 largest direct end user licensees or other customers or sources of revenue of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries during the 2014 fiscal year), other than non-disclosure agreements and evaluation licenses;

(xii)                 any Contract that (A) involved expenditures by the Company or any of its Subsidiaries of more than $1,000,000 in fiscal year 2014 or in the aggregate and (B) cannot be terminated by the Company or the applicable Subsidiary on less than 60 days’ notice without material payment or penalty;

(xiii)                 any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has material continuing obligations, including “earn-outs” and indemnification obligations to the counterparty in such transaction;

(xiv)                 any Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family members” (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) on the other hand, other than any Contracts with the Company’s directors or officers consisting of award agreements entered into pursuant to the Equity Plan or indemnification agreements, in each case, entered into on the Company’s standard forms that were previously made available to Parent and any employment Contracts, which the parties agree are covered by Section 4.19(a)(vi) above;

(xv)                 any stockholders, investors rights, registration rights or similar agreement or arrangement; or

(xvi)                 any other Contract which would prohibit or materially delay the consummation of the Merger or any other transaction contemplated by this Agreement.

(b)      The Company has made available to Parent or filed with the Company SEC Documents a true and complete copy of each Contract required to be disclosed pursuant to Section 4.19(a) (each, a “Material Contract”).  Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.

(c)      Since January 1, 2014 through the date hereof, the Company has not terminated, or granted any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries.

Section 4.20.                      Finders’ Fees.  Except for Qatalyst Partners, L.P., a copy of whose engagement agreement has been provided to Parent prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.21.                      Opinion of Financial Advisor.  The Company has received the opinion of Qatalyst Partners, L.P., financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the considerations, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by the holders of shares of Company Stock (other than Parent or any affiliate of Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.22.                      Antitakeover Statutes.  The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect.  The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions.  No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.23.                      No Other Representations.  Except for the representations and warranties of the Company set forth in this Article 4, (a) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, and Parent and Merger Subsidiary have not relied on, any representation or warranty (whether express or implied) relating to the Company, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement or the transactions contemplated hereby, including as to the accuracy or completeness of any such information and (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Subsidiary or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by the Company in connection with the transactions contemplated by this Agreement or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the express subject of any express representation or warranty of the Company set forth in Article 4.  Parent and Merger Subsidiary hereby acknowledge that they have conducted their own independent investigation of the business, operations and financial condition of the Company and its Subsidiaries and, in making their determination to proceed with the transactions contemplated by this Agreement, each of Parent and Merger Subsidiary have relied on the results of their own independent investigation and representations and warranties set forth in this Article 4.  Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall be deemed to constitute a waiver of claims of fraud.

ARTICLE 5
Representations and Warranties of Parent

Subject to Section 11.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01.                      Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

Section 5.02.                      Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and, except for the adoption of this Agreement by the sole stockholder of Merger Subsidiary, have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to the Enforceability Limitations).

Section 5.03.                      Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and the Antitrust Laws of the Foreign Antitrust Jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.                      Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.                      Disclosure Documents.  The information supplied in writing by Parent for inclusion in the Company Proxy Statement will not, at the time the Company Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Company Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.                      Litigation.  As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator that relates to the Merger or the transactions contemplated hereby, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.07.                      Financing.  Parent has delivered to the Company true, complete and fully executed copies of commitment letters from Deutsche Bank A.G. New York Branch, Deutsche Bank A.G. Cayman Islands Branch, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., together with the executed fee letter related thereto of even date herewith (which such fee letter may be redacted so long as no redaction covers terms that would adversely affect the aggregate amount, conditionality, availability or termination of the debt financing contemplated therein) and any related exhibits, schedules, annexes, supplements, term sheets and other agreements, which provide such lenders’ respective commitments to provide Parent with debt financing in connection with the transactions contemplated hereby in the amount set forth therein (collectively, the “Commitment Letters”) (such debt financing, the “Financing”).  Each of the Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto and enforceable against the parties thereto in accordance with their terms, subject to the Enforceability Limitations.  As of the date hereof, none of the Commitment Letters have been amended or modified, and the respective commitments contained in the Commitment Letters have not been withdrawn, rescinded or otherwise modified (and no such withdrawal, rescission or modification is contemplated).  As of the date hereof, there are no side letters or other arrangements relating to the Commitment Letters that would reasonably be expected to affect the availability of the funding in full of the Financing.  As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, any and all commitment fees or other fees that have been incurred and are due and required to be paid in connection with the Commitment Letters on or prior to the date of this Agreement.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or breach on the part of Parent under any term or condition of the Commitment Letters, or otherwise result in any portion of the Financing contemplated thereby to be unavailable. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Commitment Letters in the form so delivered to the Company. As of the date of this Agreement, Parent has no reason to believe that any term or condition to the Financing set forth in the Commitment Letters will not be fully satisfied on a timely basis or that the Financing will not be available to Parent at the Closing.  The aggregate proceeds of the Financing, together with the cash or other sources of immediately available funds that Parent has or will have prior to the Closing, are in an amount sufficient to enable it to consummate the Merger and the other transactions contemplated hereby, to refinance any indebtedness required to be refinanced in connection therewith and to pay any related fees and expenses.

Section 5.08.                      Finders’ Fees.  Except for Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.09.                      No Interested Stockholder.  As of the time the Company Board Recommendation was adopted by the Board of Directors, none of Parent, Merger Subsidiary or any of their “affiliates” and “associates” were, or have been within the three years preceding such date, an “interested stockholder” of the Company, as those terms are defined in Section 203 of Delaware Law.

Section 5.10.                      Non-Reliance.  Parent and Merger Subsidiary hereby acknowledge that, as of the date hereof, Parent, Merger Subsidiary and their respective Affiliates and Representatives (a) have received access to (i) such books and records, facilities, equipment, Contracts and other assets of the Company that Parent and Merger Subsidiary and their respective Affiliates and Representatives, as of the date hereof, have requested to review and (ii) the electronic data room hosted by the Company in connection with the transactions contemplated by this Agreement, and (b) have had the opportunity to meet with the management of the Company. Parent and Merger Subsidiary hereby acknowledge and agree that, except for the representations and warranties of the Company set forth in Article 4, (a) none of Parent, Merger Subsidiary or any of their respective Affiliates or Representatives is relying on any representation or warranty except for those representations and warranties of the Company expressly set forth in Article 4 and (b) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Subsidiary or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by the Company in connection with the transactions contemplated by this Agreement or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any representation or warranty of the Company set forth in Article 4.  Parent and Merger Subsidiary hereby acknowledge that they have conducted their own independent investigation of the business, operations and financial condition of the Company and its Subsidiaries and, in making their determination to proceed with the transactions contemplated by this Agreement, each of Parent and Merger Subsidiary have relied on the results of their own independent investigation and representations and warranties set forth in this Article 4.  Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall be deemed to constitute a waiver of claims of fraud.

ARTICLE 6
Covenants of the Company

The Company agrees that:

Section 6.01.                      Conduct of the Company.  From the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and in compliance in all material respects with all Applicable Laws, Company Permits and Material Contracts, and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with it.  Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)      amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)      (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly-owned Subsidiaries or (B) payment of Dividend Equivalent Rights or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c)      (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company, (B) any shares of Company Stock upon the exercise of Company Stock Options, Company SARs or the settlement of Company RSUs that (x) are granted in accordance with the terms of this Agreement or (y) are outstanding on the date of this Agreement, in each case, as required pursuant to the terms of the Equity Plan governing such awards as in effect on the date of this Agreement, (C) any shares of Company Stock pursuant to the ESPP in compliance with Section 7.04(e) and (D) Company Stock Options, Company SARs and Company RSUs to the extent permitted under the proviso to Section 6.01(k) or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)      incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $100,000 individually and $350,000 in the aggregate per calendar month;

(e)      acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) as contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (iii) any unbudgeted expenditures not to exceed $100,000 individually and $350,000 in the aggregate per calendar month;

(f)      sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory, licenses, other products to customers, or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $500,000 in the aggregate or (iii) sales of liquid marketable securities in the ordinary course of the Company’s treasury operations;

(g)      sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien (other than Permitted Liens) on, any Owned Intellectual Property Right or

Licensed Intellectual Property Right, except (i) non-exclusive licenses granted by the Company or any of its Subsidiaries to any customer, and (ii) any lapse, abandonment or other disposition of non-material Intellectual Property Rights not currently used by the Company or any of its Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(h)      other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(i)      create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof that would cause the aggregate principal outstanding for indebtedness for borrowed money or guarantees thereof to exceed $210 million;

(j)      enter into, amend or modify in any material respect or terminate any Material Contract (or any Contract that would have been a Material Contract if entered into prior to the date hereof) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract, in each case other than renewals of existing Material Contracts in the ordinary course of business on terms not materially adverse to the Company relative to the existing terms of such Material Contracts;

(k)      except as required by Applicable Law or the terms of an Employee Plan as in effect on the date hereof, (i) grant or increase any severance, retention or termination pay to, or enter into or amend any retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider, (ii) increase the compensation or benefits provided to any current or former Service Provider, (iii) grant any equity, equity-based or other incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (iv) establish, adopt, enter into or amend any Employee Plan or Collective Bargaining Agreement, (v) hire any (x) Key Employees or (y) any employee who is not a Key Employee other than in the ordinary course of business consistent with past practice or (vi) terminate the employment of any Key Employees other than for cause; provided, however, nothing herein shall prohibit the Company and its Subsidiaries from (1) increasing base salaries of employees who are not members of the Company’s Executive Management Team by not more than 3.5% on average (calculated in the aggregate across all such employees) in the ordinary course of business consistent with past practice in connection with annual compensation reviews or ordinary course promotions, (2) granting Company Stock Options, Company SARs or Company RSUs under the Equity Plan to Service Providers who are employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice in an aggregate number of shares of Company Stock not to exceed 1,240,702, and with the aggregate number of shares of Company Stock underlying such (x) Company Stock Options and Company SARs not to exceed 536,475, (y) Company RSUs not to exceed 369,793 and (z) Performance RSUs not to exceed 334,434 (based on a maximum level of performance); provided that (x) each such equity award shall provide that the transactions contemplated by this Agreement shall not, subject to the conversion of such equity awards into Parent equity awards pursuant to Section 2.05(b), Section 2.05(d) or Section 2.05(f), as applicable, constitute a “Change in Control” (or such similar term) for purposes of the Equity Plan, the applicable award agreement or any Company severance plan and (y) each Company RSU that is a Performance RSU shall be subject to the performance metrics and other terms and conditions set forth on Section 6.01(k) of the Company Disclosure Schedule and subject to the conditions in the immediately preceding clause (x), (3) in connection with the hiring of Service Providers who are not Key Employees, granting Company Stock Options, Company SARs or Company RSUs on the terms and conditions set forth on Section 6.01(k) of the Company Disclosure Schedule, and (4) establishing and administering the Company’s One Advent Incentive Plan and Black Diamond Bonus Plan, in each case, in the ordinary course of business consistent with past practice and on the terms and conditions set forth on Section 6.01(k) of the Company Disclosure Schedule;

(l)      change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(m)        settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim or dispute involving or against the Company or any of its Subsidiaries, if such settlement would result in the payment by the Company of over $250,000 or require the Company to agree to ongoing restrictions on its operations, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(n)      adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(o)      make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any income Tax or other material Tax Returns or file claims for income Tax or other material Tax refunds, enter into any closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim an income Tax or other material Tax refund, offset or other reduction in material Tax liability;

(p)      fail to maintain existing material insurance policies or comparable replacement policies;

(q)      enter into any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby; or

(r)      agree, resolve or commit to do any of the foregoing.

Section 6.02.                      Company Stockholder Meeting.  (a) The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable (but in no event later than 35 days after (i) the tenth calendar day after the preliminary Company Proxy Statement therefor has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Company Proxy Statement or (ii) if the SEC has by such date informed the Company that it intends to review the Company Proxy Statement, the date on which the SEC confirms that it has no further comments on the Company Proxy Statement) for the purpose of voting on the approval and adoption of this Agreement and the Merger.  Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) not effect an Adverse Recommendation Change and (iv) otherwise comply with all legal requirements applicable to such meeting.

(b)      In connection with the Company Stockholder Meeting, the Company shall (i) prepare, subject to receipt of the information to be provided by Parent pursuant to the final sentence of this Section 6.02(b), and file with the SEC the preliminary Company Proxy Statement as soon as reasonably practicable after the date hereof, (ii) cause the Company Proxy Statement and any amendments or supplements thereto, when filed, to comply in all material respects with all legal requirements applicable thereto, (iii) use its reasonable best efforts to respond as promptly as practicable to and resolve all comments received from the SEC or its Staff concerning the Company Proxy Statement and all other proxy materials (and the Company shall promptly provide all such comments to Parent and shall consult with Parent in good faith in formulating the responses thereto) and (iv) cause the Company Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after resolution of any such comments. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Subsidiary or any of their Affiliates for inclusion or incorporation by reference in the Company Proxy Statement.  Parent and Merger Subsidiary shall furnish all information concerning it and its Affiliates, if applicable, as the Company may reasonably request in connection with the preparation and filing with the SEC of the Company Proxy Statement.

(c)      The Company shall not, without the consent of Parent, adjourn or postpone the Company Stockholder Meeting; provided that the Company may, without the consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Company Proxy Statement) there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (B) if the failure to adjourn or postpone the Company Stockholder Meeting would reasonably be expected to be a violation of Applicable Law for the distribution of any required supplement or amendment to the Company Proxy Statement or (C) if the Board of Directors of the Company (or any committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholder Meeting, including in order to give the Company’s stockholders sufficient time to evaluate any information or disclosure that the Company has sent to its stockholders or otherwise made available to its stockholders (including in connection with any Adverse Recommendation Change).

Section 6.03.                      No Solicitation; Other Offers.  (a) General Prohibitions.  Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vi) except for an Acceptable Confidentiality Agreement, enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.  It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b)      Exceptions.  Notwithstanding Section 6.03(a), but subject to compliance with Section 6.03(b), Section 6.03(c) and Section 6.03(d), at any time prior to the adoption of this Agreement by the Company’s stockholders:

(i)      the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that has made after the date of this Agreement a bona fide, written Acquisition Proposal that was not solicited in violation of Section 6.03(a) that the Board of Directors of the Company determines in good faith either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the confidentiality agreement dated December 15, 2014 (the “Confidentiality Agreement”) between the Company and Parent (an “Acceptable Confidentiality Agreement”; provided that such confidentiality agreement need not contain any “standstill” or other similar restrictions (including “non-use” restrictions that operate as an indirect “standstill”)); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(ii)      Subject to compliance with Section 6.03(d), the Board of Directors of the Company may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal or (B) in response to material events or changes in circumstances arising after the date hereof that were not known or reasonably foreseeable to the Company as of or prior to the date hereof (an “Intervening Event”), in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.  For the avoidance of doubt, notwithstanding any Adverse Recommendation Change, until the termination of this Agreement in accordance with its terms (x) in no event may the Company (A) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, (B) other than as required by Applicable Law, make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Acquisition Proposal or (C) seek any Third Party consents in connection with the transactions contemplated by any Acquisition Proposal, and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (1) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (2) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c)      Required Notices.  The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably current basis of the status and material terms of any discussions and negotiations with the Third Party.  The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its

Subsidiaries by any Third Party that the Company has reason to believe may be considering making, or has made, an Acquisition Proposal.  The Company shall provide such notice in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request.  The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and material details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials (including any amendments to the original Acquisition Proposal) sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters).

(d)      “Last Look”.  Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) the Company promptly notifies Parent, in writing at least three Business Days before taking that action, of its intention to do so, attaching (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change, and (ii) Parent does not make, within three Business Days after its receipt of that written notification, a written offer, capable of becoming binding if accepted by the Company, that (A) in the case of any Adverse Recommendation Change to be made following receipt of a Superior Proposal, is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new two Business Day period under this Section 6.03(d)) or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, obviates the need for such recommendation change.

(e)      Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (with each reference to “15%” in the definition of Acquisition Proposal deemed to be a reference to “50%” for purposes of this definition) with terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to the Company’s stockholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)), for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

(f)      Obligation to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.  The Company shall promptly request that each Third Party, if any, that has (i) executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal and (ii) received any material confidential information in connection therewith, to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), in each case in accordance with the terms of the applicable confidentiality agreement, and the Company shall provide to Parent all certifications of such return or destruction from such other Persons as promptly as practicable after receipt thereof.  The Company shall use its commercially reasonable efforts to secure all such certifications as promptly as practicable.

Section 6.04.                      Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access, at regular business hours and upon prior notice, to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation, provided, however, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any Applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information are reasonably pertinent to any adverse legal proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; and provided, further, that if the Company does not provide access to any document or information in reliance on clauses (a) through (d) of the foregoing proviso, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the Applicable Law or applicable Contract or cause a waiver of the applicable privilege or trade secret right; and provided, further that, subject to Section 8.02(f), the Company shall provide access to any such documents or information notwithstanding clauses (a) through (d) to the extent required by Applicable Law in connection with the consummation of the Financing.  Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.05.                      Consultation as to Certain Tax Matters.  Except as set forth in Section 6.01 of the Company Disclosure Schedule, prior to (a) consummating any material transaction that (i) is described in clause (b) or (c) of Section 6.01 and (ii) is not subject to Parent’s consent right provided in Section 6.01 on the basis that such transaction involves solely the Company and one or more its Subsidiaries or solely its Subsidiaries, or (b) altering any material intercompany arrangements or agreements or the ownership structure among the Company and its Subsidiaries or among the Company’s Subsidiaries, the Company shall consult with Parent reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Parent’s consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, in the reasonable judgment of the Company and without taking into account any action or transaction entered into by Parent or any of its Subsidiaries (including, after the Effective Time, the Company or any of its Subsidiaries), reasonably be expected to materially change the Tax position of the Company and its Subsidiaries.

Section 6.06.                      Certain Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any litigation (including derivative claims) against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement.  The Company agrees that it shall not settle or offer to settle any litigation commenced on or after the date of this Agreement against it or any of its directors or executive officers relating to this Agreement, the Merger or any other transaction contemplated hereby or otherwise, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE 7
Covenants of Parent

Parent agrees that:

Section 7.01.                      Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02.                      Approval by Sole Stockholder of Merger Subsidiary.  Immediately following the execution of this Agreement by the parties, Parent shall cause the sole stockholder of Merger Subsidiary to approve and adopt this Agreement, in accordance with Delaware Law, by written consent.

Section 7.03.                      Director and Officer Liability.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)      For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof or any indemnity agreements between the Company and their respective present and former directors and officers in effect as of the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law and such indemnity agreements.

(b)      For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws and the comparable organization documents of the Surviving Corporation’s Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation and/or its Subsidiaries) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement, provided, that with respect to the organizational documents of the Surviving Corporation’s Subsidiaries, Parent shall have the obligations set forth in this Section 7.03(b) solely with respect to any Subsidiary to which any of the individuals set forth in Section 7.03(b) of the Company Disclosure Schedule serve as either an officer or director as of the date hereof.

(c)      Parent shall cause the Surviving Corporation to either (i) continue to maintain in effect for six years after the Effective Time the Company’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, the “D&O Insurance”) in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof or (ii) purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof; provided that if the aggregate cost for such insurance coverage exceeds 250% of the current annual premium paid by the Company (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule), the Surviving Corporation shall instead be obligated to obtain D&O Insurance with the best available coverage with respect to matters occurring at or prior to the Effective Time for an aggregate cost of 250% of the current annual premium.  Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may, with Parent’s prior written consent, purchase a six-year “tail” prepaid policy on the D&O Insurance, subject to the same cost restrictions as those applicable to the Surviving Corporation in the proviso contained in the preceding sentence, provided, that no such consent from Parent shall be required if the Company is currently required to purchase such “tail” on terms provided for in its D&O Insurance in effect as of the date hereof.  In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of the Surviving

Corporation (and Parent) under the first sentence of this Section 7.03(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d)      If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(e)      The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04.                      Employee Matters.  (a) During the period beginning at the Effective Time and ending on December 31, 2015 (or such shorter period of employment, as the case may be), Parent shall, or shall cause its Subsidiaries to, provide to each employee who is actively employed by the Company or its Subsidiaries at the Effective Time (each, a “Covered Employee”), (i) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) that, as determined by Parent in its sole discretion, either (A) were provided to such Covered Employee under the Employee Plans immediately prior to the Effective Time or (B) are provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries); and (ii) severance benefits for U.S. employees under the broad-based severance practice of Parent and its Subsidiaries (other than the Company and its Subsidiaries).

(b)      Crediting of Payments.  In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy or arrangement of Parent or any of its Subsidiaries (each, a “Parent Plan”) following the Effective Time, Parent shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to such Covered Employee under any Parent Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan and (ii) provide such Covered Employee with credit for any copayments and deductibles paid under an Employee Plan prior to such Covered Employee’s coverage under any Parent Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan.

(c)      Service Crediting.  As of the Effective Time, Parent shall, or shall cause its Subsidiaries to, recognize all service of each Covered Employee prior to the Effective Time, with the Company and its Subsidiaries for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable).  In no event shall anything contained in this Section 7.04 result in any duplication of benefits for the same period of service.

(d)      Company 401(k) Plan.  Effective as of immediately prior to the Effective Time, unless otherwise directed in writing by Parent at least five Business Days prior to the Effective Time, the Company shall terminate the Company’s Profit-Sharing and Employee Savings Plan, pursuant to resolutions of the Company’s Board of Directors that are reasonably satisfactory to Parent. In connection with the termination of such plan, Parent shall permit each Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Covered Employee from such plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries.

(e)      ESPP.  Prior to the Effective Time, the Company’s Board of Directors or the appropriate committee thereof shall take all actions, including adopting any resolutions or amendments, with respect to the Company’s 2005 Employee Stock Purchase Plan (the “ESPP”) to: (i) cause the “Offering Period” (as defined in the ESPP) ongoing as of the date of this Agreement to be the final Offering Period under the ESPP and the options under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Offering Period and (y) the final payroll date prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares returned to the participant), (ii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement and (iii) terminate the ESPP effective immediately prior to the Effective Time.

(f)      Without limiting the generality of Section 11.06, nothing in this Section 7.04, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Covered Employee or any former employee, director, officer or individual independent contract of the Company or any of its Subsidiaries, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ any Covered Employee for any period following the Closing Date.

Section 7.05.                      No Adverse Actions.  Parent shall not, and shall cause its Subsidiaries to not, enter into any transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger.

ARTICLE 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01.                      Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party under any Contracts that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including by defending, contesting and resisting any actual or threatened claim, suit, action, objection or other proceeding brought by a Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Applicable Law, including Antitrust Laws.

(b)      The Company and Parent shall (i) give the other parties hereto prompt notice of the making or commencement of any request, inquiry, investigation or action by or before any Governmental Authority with respect to the transactions contemplated by this Agreement; (ii) keep the other parties hereto fully and promptly informed as to the status of any such request, inquiry, investigation or action; and (iii) promptly inform the other parties hereto of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the transactions contemplated by this Agreement.  The Company and Parent will provide copies of any notifications, submissions, analyses, presentations, memoranda, briefs, opinions and any other documents proposed to be made with or to any Governmental Authority in connection with the transactions contemplated by this Agreement a reasonable period of time prior to filing or submitting any such notifications, submissions, analyses, presentations, memoranda, briefs, opinions and any other documents with such Governmental Authorities, consult and cooperate in good faith with the other parties hereto regarding such requests, inquiries, investigations or actions and any such notifications, submissions, analyses, presentations, memoranda, briefs, opinions and any other documents, and consider in good faith the views of the other parties regarding such requests, inquiries, investigations or actions and any such notifications, submissions, analyses, presentations, memoranda, briefs, opinions and any other documents.  In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry, investigation or legal proceeding, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such requests, inquiries, investigations or actions and any such notifications, submissions, analyses, presentations, memoranda, briefs, opinions and any other document.  Notwithstanding anything contained in this Section 8.01(b), Parent shall have primary responsibility for scheduling and conducting any meeting with any Governmental Authority, coordinating and making any applications and filings with, and resolving any investigation or other inquiry of, any agency or other Governmental Authority, obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(c)      Notwithstanding anything to the contrary in this Agreement, the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (and, without the prior written consent of Parent, the Company shall be prohibited from) (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties (or otherwise agreeing to do any of the foregoing).

(d)      In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.  All filing fee costs and expenses by Parent and the Company under the HSR Act or any similar filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby and payable to a Governmental Authority, shall be paid for the Parent at the time any such fees, costs and expenses become due and payable.

(e)      In furtherance and not in limitation of the provisions of Section 8.01, pursuant to NASD Rule 1017, the Company shall cause Broker-Dealer to file with FINRA, at least 30 days prior to Closing, a substantially complete application seeking FINRA’s approval of the indirect change of ownership of Broker-Dealer to be effected as a result of the transactions contemplated hereby and use its reasonable best efforts to obtain such approval.

Section 8.02.                      Financing.  (a) Parent shall use its reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Financing (including, to the extent required, the full exercise of any flex provisions) at or prior to the Closing, including using its reasonable best efforts to: (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof,

(ii) comply with its obligations under the Commitment Letters, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letters as promptly as practicable after the date hereof, but in no event later than the Closing, or on such other terms and conditions no less favorable in the aggregate to Parent and Merger Subsidiary (as determined by Parent and Merger Subsidiary in their sole reasonable discretion) than the terms and conditions contained in the Commitment Letters (provided that such other terms would not reasonably be expected to materially delay or hinder the Closing), (iv) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Subsidiary or their respective Representatives in the Commitment Letters (or definitive agreements entered into with respect to the Commitment Letters), it being understood that Parent and Merger Subsidiary may seek to obtain financing in a private placement of securities pursuant to available exemptions from the registration requirements of the 1933 Act or in a public offering of securities pursuant to the 1933 Act in lieu of all or a portion of the Financing (and references to the Financing in this Section 8.02 shall be deemed to include such private placement or public offering, as applicable); provided, however, that (1) Parent and Merger Subsidiary shall not release or waive the Commitment Letters or the obligations of the arrangers and lenders thereunder and (2) Parent and Merger Subsidiary shall proceed with, and consummate, the financing contemplated in the Commitment Letters in the event that such alternative private placement financing or public offering financing is not available or would materially delay or hinder the Closing, (v) prepare the information memoranda, preliminary and final offering memoranda or prospectuses, registration statements and other materials to be used in connection with obtaining the Financing prior to the anticipated date on which all of the conditions in Section 9.01 and Section 9.02 have been satisfied, to the extent reasonably practicable,  and (vi) in the event that all conditions in the Commitment Letters have been satisfied, cause the lenders and any other Persons providing financing to fund the Financing at the Closing.  Parent and Merger Subsidiary will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Commitment Letters as and when they become due to the extent they are required to be paid pursuant to the terms of the Commitment Letters.

(b)      Subject to the terms and conditions of this Agreement, Parent will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letters if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing, (ii) impose new or additional conditions or other terms to the Financing, or otherwise expand any of the conditions to the receipt of the Financing, in a manner that would reasonably be expected to (A) delay, prevent or materially impede the consummation of the Merger, or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur in any material respect, or (iii) materially adversely impact the ability of Parent to enforce its rights against the other parties to the Commitment Letters or the definitive agreements with respect thereto.  Parent shall (i) furnish the Company complete, correct and executed copies of the financing agreements or any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any material breach (or material breach threatened in writing) by any party of any of the

Commitments Letters, any alternative financing commitment, the financing agreements, or any alternative financing agreement of which Parent or Merger Subsidiary becomes aware or any termination thereof and (iii) otherwise keep the Company reasonably and promptly informed of the status of its efforts to arrange the Financing (or any alternative financing); provided that in no event shall Parent or Merger Subsidiary be under any obligation to disclose any information pursuant to clauses (i) or (ii) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c)      In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letters (including the flex provisions), (A) Parent shall promptly notify the Company and (B) Parent and Merger Subsidiary shall use their reasonable best efforts to arrange and obtain any such portion from alternative sources on terms, taken as whole, that are no more adverse to Parent and the Company (including after giving effect to the flex provisions) as promptly as practicable following the occurrence of such event but in no event later than the last day of the Marketing Period.  In furtherance of the provisions of this Section 8.02(c), one or more Commitment Letters may be amended, restated, supplemented or otherwise modified or superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by instruments that either amend, amend and restate, or replace the existing Commitment Letters or contemplate co-investment by or financing from one or more other or additional parties; provided that the terms of the such new or amended commitment letters shall not (1) expand upon the conditions precedent to the debt financing as set forth in the existing Commitment Letters, (2) reasonably be expected to materially delay or hinder the Closing or (3) reduce the aggregate amount of available financing.  Parent shall promptly notify the Company of its intention to make any such amendment or obtain such alternative financing and keep the Company reasonably informed of the terms thereof.  Parent shall deliver to the Company true and correct copies of all new or amended commitment letters (including redacted fee and engagement letters in respect of any new or amended commitment letters).  In such event, the term “Commitment Letters” as used herein shall be deemed to include the Commitment Letters that are not so superseded at the time in question and the new or amended commitment letters to the extent then in effect and the term “Financing” as used herein shall be deemed to include the financing contemplated by any such new or amended commitment letters.

(d)      The Company shall use its reasonable best efforts to cooperate with Parent in its efforts to consummate the Financing.  Such reasonable best efforts shall include, to the extent reasonably requested by Parent, (i) providing direct contact between prospective lenders, investors and other Debt Financing Sources and the officers and directors of the Company and its Subsidiaries, (ii) providing assistance in preparation of information memoranda, preliminary and final offering memoranda or prospectuses, registration statements, financial information and other materials to be used in connection with obtaining such financing, including promptly furnishing any additional customary information as Parent or the Debt Financing Sources reasonably request in order to prepare such materials, (iii) cooperating with the marketing efforts of Parent and the Debt

Financing Sources for such financing, including participation in a reasonable number of management presentation sessions, due diligence sessions, drafting sessions, “road shows” and sessions with rating agencies, (iv) providing assistance in obtaining any consents of third parties necessary in connection with such financing, (v) providing assistance in extinguishing existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, in each case to take effect at the Effective Time, (vi) cooperating with respect to matters relating to provision of guarantees and pledges of collateral to take effect at the Effective Time in connection with such financing, (vii) assisting Parent in obtaining legal opinions, organizational documents and customary officer’s certificates to be delivered in connection with such financing, (viii) assisting Parent in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters, (ix) causing the taking of corporate actions by the Company and its Subsidiaries reasonably necessary to permit the completion of such financing, (x) providing the financial information necessary for the satisfaction of the obligations and conditions set forth in the Commitment Letters within the time periods required thereby, including, to the extent required under the Commitment Letters, all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered offering of debt or equity securities of the Company, together with drafts of comfort letters customary for such financing by auditors of the Company which such auditors are prepared to issue at the time of pricing of such securities and the closing thereof upon completion of customary procedures (such information referred to in this clause (x), the “Required Information”; provided that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide (A) pro forma statements or pro forma adjustments (including regarding any pro forma cost savings, synergies, capitalization and other post-Closing or pro forma adjustments), (B) any description of all or any component of the Financing, (C) risk factors relating to all or any component of the Financing, (D) separate financial statements in respect of its Subsidiaries, or (E) other information required by Rule 3-10 or Rule 3-16 of Regulation S-X.  The Company and its Subsidiaries shall use their reasonable best efforts to periodically update any Required Information provided to Parent as may be reasonably necessary so that such Required Information (i) meets the condition set forth in the first proviso in the definition of “Marketing Period”, (ii) meets the applicable requirements set forth in the definition of “Required Information,” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease to be deemed to have commenced.  If the Company in good faith reasonably believes that it has provided the Required Information, it may deliver to Parent a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have complied with this Section 8.02(d) and the Marketing Period shall be deemed to have commenced as of such date unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within five Business Days after the delivery of the foregoing notice by the Company, delivers a written notice to the Company stating in good faith the specific items of Required Information the Company has not delivered, in which case the Marketing Period shall be deemed to have commenced when such specific items have been delivered by the Company (provided that all other conditions to the commencement of the Marketing Period have been satisfied at such time).

(e)      Notwithstanding the provisions of Section 8.02(d) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement that is effective prior to the Effective Time, (C) give any indemnities that are effective prior to the Effective Time, (D) take any action contemplated by Section 8.02(d) that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, or (E) provide any information or take any action that will conflict with or violate its organizational documents or any Applicable Laws or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party or would result in the waiver of a legal privilege; provided that if the Company or any of its Subsidiaries does not provide access to any document or information in reliance on this clause (E), the Company shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the Applicable Law or applicable Contract or cause a waiver of the applicable privilege or trade secret right; and provided, further that, subject to Section 8.02(f), the Company shall provide access to any such documents or information notwithstanding the foregoing provisions of this clause (E) to the extent required by Applicable Law in connection with the consummation of the Financing.  In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Financing) contemplated by Section 8.02(d) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time.  Nothing in this Agreement will require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 8.02 or any other provision of this Agreement that could reasonably be expected to result in personal liability to such officer or Representative, or (B) the members of the Company Board as of the date hereof to approve any financing or Contracts related thereto prior to the Effective Time.

(f)      All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Subsidiary will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to the Financing or (ii) to any financing sources or prospective financing sources, ratings agencies and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (x) agree to be bound by the Confidentiality Agreement as if parties thereto, (y) are subject to other confidentiality undertakings customary for financings of the same type as the Financing.

(g)      Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 8.02 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith, except with respect to any information prepared or provided by the Company or any of its Subsidiaries or any of their respective Representatives, or to the extent such losses, damages, claims, costs or expenses result from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives, and the foregoing obligations shall survive termination of this Agreement.

(h)      Parent and Merger Subsidiary acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations of Parent and Merger Subsidiary to perform their respective agreements, covenants and obligations hereunder, including their respective obligations to consummate the Closing subject to the terms and conditions hereof, are not conditioned on availability, obtaining or receipt of the Financing or any alternative Financing.

Section 8.03.                      Public Announcements.  Unless the Company shall have effected an Adverse Recommendation Change or Parent and the Company are disputing either party’s obligation to effect the Closing on the terms hereof, (i) Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and (ii) except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 8.04.                      Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.                      Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)      any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)      any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)      any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d)      any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 9.02(a) or Section 9.03(a), as the case may be, not to be satisfied; and

(e)      any failure of that party to comply in any material respect with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06.                      Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07.                      Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from NASDAQ and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 8.08.                      Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 9
Conditions to the Merger

Section 9.01.                      Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)      the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b)      no Applicable Law shall restrain, enjoin or prohibit the consummation of the Merger; and

(c)      any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated.

Section 9.02.                      Conditions to the Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)      (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.01, Section 4.02, Section 4.20, Section 4.21 and Section 4.22 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time), (B) the representations and warranties of the Company contained in Section 4.05 shall be true and correct  at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct only at and as of such time), in each case except for any inaccuracies that would not, individually or in the aggregate, increase the aggregate Merger Consideration payable in the Merger by more than 0.5% and (C) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and

Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b)      there shall not have been instituted or pending any action or proceeding by any Governmental Authority (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise relating to the transactions contemplated by this Agreement, (ii) seeking to restrain or prohibit the ownership or operation by Parent, the Company or any of their respective Affiliates of all or any portion of the businesses or assets of any of Parent, the Company or any of their respective Affiliates or (iii) seeking to compel Parent, the Company or any of their respective Affiliates to take any action that would not be required to be taken pursuant to Section 8.01(c), and no Applicable Law shall have been enacted, enforced, promulgated or issued that has, or is reasonably likely to have, any of the effects described in the preceding clauses (i)-(iii);

(c)      no Governmental Authority shall have imposed a condition to the consummation of the Merger that includes the taking of any action that is not required to be taken pursuant to the terms of this Agreement;

(d)      there shall not have occurred since the date hereof and be continuing any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Parent and Merger Subsidiary acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations of Parent and Merger Subsidiary to perform their respective agreements, covenants and obligations hereunder, including their respective obligations to consummate the Closing subject to the terms and conditions hereof, are not conditioned on availability, obtaining or receipt of the Financing or any alternative Financing.

Section 9.03.                      Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)      each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (i) (A) the representations and warranties of Parent contained in Section 5.01 and Section 5.02 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of

Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (ii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10
Termination

Section 10.01.                                Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)      by mutual written agreement of the Company and Parent;

(b)      by either the Company or Parent, if:

(i)      the Merger has not been consummated on or before the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time.  As used in this Agreement, the “End Date” shall mean August 2, 2015 (the “Initial End Date”); provided, however, that if on the Initial End Date, any of the conditions to closing set forth in (A) Section 9.01(b) to the extent the relevant Applicable Law relates to an Antitrust Law, (B) Section 9.01(c) or (C) Section 9.02(b) or 9.02(c) to the extent related to any Governmental Authority enforcing Antitrust Laws have not been satisfied (or, the extent permissible, waived) then the End Date shall be extended automatically (and without any action on the part of any party hereto) to December 31, 2015;

(ii)      there shall be (A) any applicable law that makes consummation of the Merger illegal or otherwise prohibited, or (B) any order, injunction, judgment, decree, ruling or interpretation which constitutes an Applicable Law that (x) restrains or enjoins the Company or Parent from consummating the Merger or (y) conditions the consummation of the Merger on the taking of any action that is not required to be taken pursuant to Section 8.01(c), and in each case such order, injunction, judgment, decree, ruling or interpretation shall have become final and nonappealable; or

(iii)                 at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c)      by Parent, if:

(i)      an Adverse Recommendation Change shall have occurred or at any time after receipt or public announcement of an Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within five Business Days) after receipt of any written request to do so from Parent; provided, however, that that Parent’s right to terminate this Agreement pursuant to this Section 10.01(c)(i) will expire on the fifteen (15th) Business Day following the date on which such right to terminate first arose; or

(ii)      a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such breach is incapable of being cured by the End Date; or

(iii)                 there shall have been an intentional and material breach of Section 6.02 or Section 6.03; or

(d)      by the Company, if:

(i)      prior to the Company Stockholder Meeting, the Board of Directors of the Company shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Section 6.03(d), in order to enter into a definitive, written agreement concerning a Superior Proposal; provided, that the Company shall have paid any amounts due pursuant to Section 11.04(b) in accordance with the terms, and at the times, specified therein; or

(ii)      a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such breach is incapable of being cured by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.                                Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.  The provisions of this Section 10.02 and Section 11.01, Section 11.04, Section 11.07, Section 11.08 and Section 11.09 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
Miscellaneous

Section 11.01.                                Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095
Attention: General Counsel
Facsimile No.: 860-298-4962
E-mail: pigoe@sscinc.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Leonard Kreynin
Facsimile No.: (212) 701-5800
E-mail: leonard.kreynin@davispolk.com

if to the Company, to:

Advent Software, Inc.
600 Townsend Street
5th Floor
San Francisco, CA 94103
Attention: Randall Cook
Facsimile No.: 415-556-0626
E-mail: AdventLegal@advent.com

with a copy to:

Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Attention: Mike Ringler and Melissa Hollatz
Facsimile No.: (650) 493-6811
E-mail:  mringler@wsgr.com; mhollatz@wsgr.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02.                                Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03.                                Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained; provided, further, that none of Section 11.06, Section 11.07, Section 11.08, Section 11.09 and Section 11.13, nor this proviso, may be amended without the prior written consent of the Debt Financing Sources.

(b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.                                Expenses.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)      Termination Fee.

(i)      If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii), or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $80,000,000 (the “Termination Fee”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)      If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), or by Parent pursuant to Section 10.01(c)(ii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by the Company of any of its representations, warranties, covenants or agreements contained herein), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its stockholders and not publicly withdrawn and

(C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders  an Acquisition Proposal or an Acquisition Proposal shall have been consummated, whether or not with the party that announced or communicated the Acquisition Proposal described in clause (B) above (provided that for purposes of clauses (B) and (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(iii)                 The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether nor not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.  Any Termination Fee payable pursuant to Section 11.04(b)(ii) shall be reduced by the full amount of any Expense Reimbursement Amount previously or contemporaneously paid to Parent pursuant to Section 11.04(c), and, for avoidance of doubt, in no event shall the aggregate amount of the Company’s obligations under Section 11.04(b) and Section 11.04(c) exceed the amount of the Termination Fee, other than as contemplated by Section 11.04(d).

(iv)                 Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Debt Financing Source in connection with this Agreement, the financing commitments, the Financing, the financing agreements or in respect of any other document or any of the transactions contemplated hereby or thereby or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the financing commitments, the Financing, the financing agreements or in respect of any other document or any of the transactions contemplated hereby or thereby or theory of law or equity and agrees to cause any such action or proceeding asserted by the Company (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) in connection with this Agreement, the financing commitments, the Financing, the financing agreements or in respect of any other document or any of the transactions contemplated hereby or thereby or theory of law or equity against any Debt Financing Source to be dismissed or otherwise terminated.  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, the financing commitments, the Financing, the financing agreements or the transactions contemplated hereby or thereby.  The provisions of this Section 11.04(b)(iv) shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 11.04(b)(iv).

(c)      Reimbursement.  Upon any termination of this Agreement by either party pursuant to Section 10.01(b)(iii), the Company shall pay to Parent, within two (2) Business Days of such termination, the Expense Reimbursement Amount.  The term “Expense Reimbursement Amount” means all documented out-of-pocket expenses reasonably incurred by Parent in connection with this Agreement and the transactions contemplated hereby, including the arrangement of, obtaining the commitment to provide or obtaining any financing for such transactions and the fees and expenses of accountants, attorneys, investment bankers and financial advisors (but excluding corporate overhead or salaries payable to employees of Parent or any of its Subsidiaries); provided, however, that in no event shall the Expense Reimbursement Amount exceed $12,500,000.

(d)      Other Costs and Expenses.  The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Section 11.05.                                Disclosure Schedule and SEC Document References.  (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b)      The parties hereto agree that any information contained in any part of any Company Filing shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company Filing entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company contained in this Agreement.

Section 11.06.                                Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns; provided that the Indemnified Persons are third party beneficiaries of, and shall be entitled to enforce, Section 7.03 and the Financing sources are third party beneficiaries of, and shall be entitled to enforce, Section 11.03, Section 11.04(b)(iv), Section 11.06, Section 11.07, Section 11.08, Section 11.09 and Section 11.13 (in each case it being understood that they are not intended to be third party beneficiaries of, and shall have no right to enforce, any other provision of this Merger Agreement).

(b)      No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time, (ii) after the Effective Time, to any Person and (iii) after the Effective Time, to the Debt Financing Sources as collateral security; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07.                                Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of  Delaware, without regard to the conflicts of law rules of such state; provided, however, that any legal suit, action, litigation, proceeding or claim against any Debt Financing Source (whether in law or equity or in contract, tort or otherwise) shall be governed by, including as to validity, interpretation and effect, by the laws of the State of New York.  The provisions of this Section 11.07 shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 11.07.

Section 11.08.                                Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The parties hereby further agree that New York state or United States Federal courts sitting in New York County and the Borough of Manhattan, State of New York (and appellate courts thereof) shall have exclusive jurisdiction over any legal action, suit or proceeding (whether at law, in equity, in contract, in tort or otherwise) brought against any Debt Financing Source in any way connected with the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the financing commitments or the performance thereof and the parties shall not bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal action, suit or proceeding in any other court.  The provisions of this Section 11.08 shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 11.08.

Section 11.09.                                WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE FINANCING).  THE PROVISIONS OF THIS SECTION 11.09 SHALL INURE TO THE BENEFIT OF, AND BE ENFORCEABLE BY, EACH DEBT FINANCING SOURCE, ITS AFFILIATES AND THEIR RESPECTIVE SUCCESSORS AND PERMITTED ASSIGNS, EACH OF WHICH IS HEREBY INTENDED TO BE AN EXPRESS THIRD PARTY BENEFICIARY OF THIS SECTION 11.09.

Section 11.10.                                Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.                                Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12.                                Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.                                Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, and shall not raise any objections asserting that monetary damages would be adequate remedies in the event of such breach.  Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party hereto irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.  For avoidance of doubt and without limitation to Section 8.02(h), the Company’s rights to specific performance of Parent and Merger Sub’s obligation to consummate the transaction in accordance with Section 2.01 is not conditioned on the availability, obtaining or funding of the Financing or any alternative Financing.  With respect to the provisions hereof to which the Debt Financing Sources are third party beneficiaries (including this Section 11.13), the provisions of this Section 11.13 shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 11.13.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ADVENT SOFTWARE, INC.

By:	/s/ James S. Cox
Name: James S. Cox
Title: Executive Vice President and Chief Financial Officer

SS&C TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Patrick J. Pedonti
Name: Patrick J. Pedonti
Title: Senior Vice President and Chief Financial Officer

ARBOR ACQUISITION COMPANY, INC.

By:	/s/ Patrick J. Pedonti
Name: Patrick J. Pedonti
Title: Treasurer